GRYPHON DIGITAL MINING, INC.

1180 North Town Center Drive, Suite 100,

Las Vegas, NV 89144

July 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski John Dana Brown

Re:	Gryphon Digital Mining, Inc.
Registration Statement on Form S-4
Filed July 29, 2025
File No. 333-287865

Dear Ms. Bednarowski and Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gryphon Digital Mining, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, July 31, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Steve Gutterman
Steve Gutterman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP